Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2005

MGI PHARMA, INC.

(Exact name of registrant as specified in its charter)

Minnesota	0-10736	41-1364647
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437

(Address of principal executive offices)

Registrant’s telephone number, including area code: (952) 346-4700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01. Entry into Material Definitive Agreements

On July 21, 2005, MGI PHARMA, INC. (the “Company”) issued a press release and held a conference call announcing that the Company and its wholly-owned subsidiary Granite Acquisition, Inc. entered into an Agreement and Plan of Merger dated July 20, 2005 with Guilford Pharmaceuticals Inc., a Delaware corporation. Pursuant to the terms of the agreement, MGI PHARMA will acquire all of the outstanding shares of Guilford for $3.75 per share in a taxable merger. This consideration consists of a fractional share of MGI PHARMA common stock valued at $2.625 and $1.125 in cash, subject to the collar described below. Based upon the closing price of MGI PHARMA stock on July 20, 2005, MGI PHARMA expects to issue approximately 4.5 million shares as part of this transaction. The total consideration of $3.75 per outstanding share of Guilford stock represents a fully diluted equity value of $177.5 million.

The stock portion of this consideration is subject to a collar such, as determined over a certain five day period prior to closing of the merger, that Guilford shareholders will receive total consideration of $3.75 per share, consisting of a fractional share of MGI PHARMA common stock worth $2.625 plus $1.125 in cash, if MGI PHARMA’s common stock price increases or decreases by less than 15% prior to the close of this transaction. If the average closing price of MGI PHARMA common stock is equal to or more than $31.71, each share of Guilford will be exchanged for 0.0828 of a share of MGI PHARMA stock plus $1.125 in cash. If the average closing price of MGI PHARMA stock is equal to or less than $23.43, each share of Guilford will be exchanged for 0.1120 of a share of MGI PHARMA stock plus $1.125 in cash.

MGI PHARMA intends to extinguish Guilford’s convertible debt, which totaled $69.4 million as of March 31, 2005, upon closing of this transaction. In addition, MGI PHARMA will extinguish an approximate $60 million obligation related to Guilford’s revenue interest agreement with Paul Royalty Fund, which will be offset by any proceeds received from the planned divestiture of Aggrastat® injection and available cash. MGI PHARMA may provide Guilford with bridge financing pursuant to a credit agreement for up to $18 million if closing of this transaction occurs after October 1, 2005. Guilford’s obligations under the bridge financing will be secured by certain intellectual property assets of Guilford.

The merger is conditioned on and subject to the approval of Guilford’s stockholders, the Hart-Scott-Rodino waiting period and other customary closing conditions, and is expected to close during the fourth quarter of 2005.

In connection with merger, MGI PHARMA will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of common stock to be issued in the transaction.

The press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.

2

Section 9 – Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits

(c)    Exhibits.

99.1	Press Release dated July 21, 2005

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 21, 2005	MGI PHARMA, INC.

	By:	/S/ JAMES C. HAWLEY
James C. Hawley Senior Vice President and Chief Financial Officer

4

EXHIBIT INDEX

99.1	Press Release dated July 21, 2005

5

Exhibit 99.1

Contacts:

MGI PHARMA Jennifer Davis 952-346-4700 / 212-332-4381 IR@mgipharma.com	Noonan Russo Robert Stanislaro 212-845-44268 robert.stanislaro@eurorscg.com	Guilford Pharmaceuticals Stacey Jurchison 410-631-5022 jurchisons@guilfordpharm.com

NEWS RELEASE     (For Release On July 21, 2005 at 6:00 am ET)

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

—Strategic Combination Strengthens MGI PHARMA’s Oncology Franchise and

Significantly Advances The Company’s Acute Care Portfolio—

—Aquavan® Injection Complements Aloxi Injection for Post-Operative Nausea &

Vomiting (PONV); Offers Potential for Significant Financial Contribution—

—Company to Host Conference Call at 8:30 a.m. ET Today, July 21, 2005, to Further

Discuss This Transaction—

MINNEAPOLIS, MN and BALTIMORE, MD, July 21, 2005 — MGI PHARMA, INC. (Nasdaq: MOGN), an oncology and acute care focused biopharmaceutical company, and Guilford Pharmaceuticals Inc. (NASDAQ: GLFD), a biopharmaceutical company engaged in the research, development and commercialization of drugs that target the acute care market, today announced that they have signed a definitive merger agreement dated July 20, 2005, providing for the acquisition of Guilford Pharmaceuticals Inc. by MGI PHARMA. MGI PHARMA intends to build a leading biopharmaceutical company focused in oncology and acute care through a business development strategy that broadens both its portfolio of commercial products and pipeline of product candidates. This transaction further strengthens MGI PHARMA’s commercial infrastructure and product development franchises in oncology and acute care, adds to an already robust pipeline of product candidates, and will help drive long-term financial growth of the Company.

MGI PHARMA will acquire all of the outstanding shares of Guilford for $3.75 per share in a taxable merger. This consideration, which represents a premium of 55.6% over Guilford’s closing price on July 20, 2005, consists of a fractional share of MGI PHARMA common stock valued at $2.625 and $1.125 in cash. The stock portion of this consideration is subject to a 15% collar. Based upon the closing price of MGI PHARMA stock on July 20, 2005, MGI PHARMA expects to issue approximately 4.5 million shares as part of this transaction.

“This strategic transaction significantly advances our efforts in building an acute care business and enhances our existing oncology franchise as we create a leading

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

biopharmaceutical company,” said Lonnie Moulder, president and chief executive officer of MGI PHARMA. “In addition to a talented group of people, this transaction brings several important assets to MGI PHARMA, including Aquavan® injection, a late-stage, acute care product candidate for procedural sedation that, upon approval, will be an excellent companion product to Aloxi® injection for PONV. Gliadel® wafer, a marketed product for high grade malignant gliomas complements our current oncology franchise and provides an immediate revenue opportunity, and the Guilford field organization, with established relationships in acute care, will immediately be leveraged to advance market penetration of Aloxi injection in CINV and, upon approval, Dacogen™ injection.”

“Moreover, the addition of two early stage programs, NAALADase inhibitors for chemotherapy-induced neuropathy, and PARP inhibitors, as chemotherapy or radiation therapy sensitizers, fit strategically into our oncology development pipeline,” continued Mr. Moulder. “I look forward to welcoming and working with the Guilford team to advance MGI PHARMA’s position as a leading biopharmaceutical company with franchises in oncology and acute care.”

“A strategic merger with MGI PHARMA offers significant advantages for Guilford’s shareholders and employees,” commented Dean J. Mitchell, president and chief executive officer of Guilford. “First, it provides the resources required to develop value from the portfolio, while avoiding additional dilution to our shareholders. Second, the increased development and commercialization scale will allow maximization of the market potential of Aquavan injection and Gliadel wafer. Finally, an expanded commercial portfolio of three promoted products, with a fourth product, Dacogen injection, awaiting regulatory action, combined with an extensive late-stage development and preclinical pipeline will drive long term financial growth and help accelerate MGI PHARMA’s transition to a leading biopharmaceutical company. We look forward to becoming part of the MGI PHARMA team and sharing in this success.”

Complementary Franchises in Oncology and Acute Care

Aquavan® Injection

Aquavan injection is a product candidate in pivotal trials for procedural sedation that may offer benefits compared to currently approved sedative/hypnotic agents, including rapid onset and recovery and an attractive safety profile. Aquavan injection and Aloxi injection for PONV are complementary product candidates that, following approval, would be promoted to surgeons, anesthesiologists, and other specialists by an acute care commercial organization. This product is positioned to address a significant market opportunity, with more than 40 million gastrointestinal, interventional cardiology, and other minor surgical procedures performed annually in the U.S. that require sedation. Prior to approval of Aquavan injection and Aloxi injection for PONV, MGI PHARMA plans to leverage this acute care team to advance promotional efforts within hospitals for Aloxi injection in chemotherapy-induced nausea and vomiting (CINV) and, upon approval, for Dacogen injection in myelodysplastic syndromes (MDS).

Aquavan injection has completed a phase 3 trial in which it successfully met its endpoint in a study of patients undergoing colonoscopy. This trial, which compared the results for

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

patients receiving Aquavan injection or midazolam, indicated that Aquavan injection achieved a sedation success rate of 96% compared to 74% for patients treated with midazolam. A protocol for a dose-ranging study has recently been finalized to evaluate lower doses of Aquavan injection in an effort to optimally align the pharmacological profile of Aquavan injection with the unmet needs of patients and physicians. Aquavan will then be evaluated in a pivotal program to support a New Drug Application (NDA) filing with the Food and Drug Administration (FDA).

Gliadel® Wafer

Gliadel wafer is a biodegradable wafer containing the chemotherapy agent carmustine, or BCNU, approved for the treatment of high grade malignant gliomas as an adjunct to surgery and radiation. Up to eight Gliadel wafers can be implanted in the brain after tumors are surgically removed. As a Gliadel wafer dissolves, BCNU is delivered directly to the site once occupied by the tumor, providing site-specific chemotherapy to target any remaining tumor cells. MGI PHARMA expects Gliadel, which had sales of $27.7 million in 2004, to be complementary with the Company’s existing oncology franchise and immediately additive to MGI PHARMA’s revenues.

Financial Impact

For the year ending December 31, 2005, MGI PHARMA reiterates its guidance on a stand-alone basis, including:

•	Total revenue of approximately $285 million, including:
o	Aloxi injection product sales of approximately $260 million; and
o	Other product sales, licensing and promotion revenue of $25 million;
•	Cost of product sales of approximately $97 million;
•	SG&A expenses of approximately $80 million;
•	Net R&D expenses of approximately $46 million; and
•	Income from operations of $62 million.

As a result of transaction costs and purchase accounting entries, MGI PHARMA expects to report a loss for the full year 2005. This guidance excludes any revenue contribution from Dacogen injection, but includes all Dacogen-related expenses through initial market launch. The effect of FASB Statement No. 123 (Revised 2004), Share-Based Payment, is not included in this guidance. In addition, if Aggrastat® injection is not divested by Guilford prior to closing of this transaction, MGI PHARMA plans to continue these divestiture efforts, and would expect to account for all future Aggrastat-related revenues and expenses as discontinued operations.

MGI PHARMA expects this transaction to be accretive beginning in 2008 and to significantly accelerate future earnings growth. Driven primarily by the pivotal development program for Aquavan and pre-launch costs, the net reduction of pre-tax income in 2006 and 2007 is expected to be approximately $35 million and $25 million, respectively. MGI PHARMA will provide updated financial guidance upon closing of this transaction.

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

Additional Terms of the Agreement

The total consideration of $3.75 per outstanding share of Guilford Pharmaceuticals stock represents a fully diluted equity value of $177.5 million. MGI PHARMA intends to extinguish Guilford’s convertible debt, which totaled $69.4 million as of March 31, 2005, upon closing of this transaction. In addition, MGI PHARMA will extinguish an approximate $60 million obligation related to Guilford’s revenue interest agreement with Paul Royalty Fund, which will be offset by any proceeds received from the planned divestiture of Aggrastat® injection and available cash. MGI PHARMA may provide Guilford with bridge financing pursuant to a credit agreement for up to $18 million if closing of this transaction occurs after October 1, 2005. Guilford’s obligations under the bridge financing will be secured by certain intellectual property assets of Guilford.

The stock portion of this consideration is subject to a collar such, as determined over a certain five day period prior to closing of the merger, that Guilford shareholders will receive total consideration of $3.75 per share, consisting of a fractional share of MGI PHARMA common stock worth $2.625 plus $1.125 in cash, if MGI PHARMA’s common stock price increases or decreases by less than 15% prior to the close of this transaction. If the average closing price of MGI PHARMA common stock is equal to or more than $31.71, each share of Guilford will be exchanged for 0.0828 of a share of MGI PHARMA stock plus $1.125 in cash. If the average closing price of MGI PHARMA stock is equal to or less than $23.43, each share of Guilford will be exchanged for 0.1120 of a share of MGI PHARMA stock plus $1.125 in cash.

As part and upon closing of this agreement, a director of Guilford Pharmaceuticals will be nominated to join the MGI PHARMA Board of Directors. This acquisition, which has been approved by the Boards of Directors of both companies, is subject to Guilford stockholder approval, the Hart-Scott-Rodino waiting period, and other customary closing conditions, and is expected to close during the fourth quarter of 2005. This agreement terminates on December 31, 2005. Lazard is acting as the exclusive financial advisor to MGI PHARMA. UBS Investment Bank is acting as the exclusive financial advisor to Guilford Pharmaceuticals in connection with this transaction. The firms of Dorsey and Whitney and Hogan and Hartson have served as counsel to MGI PHARMA and Guilford, respectively. Additional terms of the agreement were not disclosed.

Conference Call

MGI PHARMA will host a conference call at 8:30 a.m. ET today, July 21, 2005, to discuss this transaction. Lonnie Moulder, president and CEO of MGI PHARMA will host the call. The live webcast can be accessed by visiting MGI PHARMA’s website, www.mgipharma.com. An archived version of the call will be available via the MGI PHARMA website for seven days following the call.

About Guilford Pharmaceuticals

Guilford Pharmaceuticals Inc. is a biopharmaceutical company engaged in the research, development and commercialization of proprietary drugs that target hospital markets. Presently, Guilford markets two commercial products, Gliadel® wafer (polifeprosan 20 with carmustine implant), for the treatment of high grade malignant gliomas, and

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

Aggrastat® injection (tirofiban hydrochloride), a glycoprotein GP IIb/IIIa receptor antagonist for the treatment of acute coronary syndrome (ACS). Guilford’s product pipeline includes Aquavan® injection, a sedative/hypnotic agent, and other early stage programs including NAALADase and PARP inhibitors, focused in supportive care and oncology. For additional prescribing information about Gliadel and Aggrastat please see http://www.guilfordpharm.com.

About MGI PHARMA

MGI PHARMA, INC. is an oncology and acute care focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of cancer patients. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) injection, Kadian® (sustained release morphine sulfate) capsules, Salagen® Tablets (pilocarpine hydrochloride) and Hexalen® (altretamine) capsules in the United States. The Company directly markets its products in the U.S. and collaborates with partners to reach international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.

Important Additional Information

In connection with the proposed transaction, MGI PHARMA will file with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus when it is available and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to Guilford stockholders after the registration statement is declared effective by the SEC. Guilford stockholders will be able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.

Participants in Solicitation

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC.

This news release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or

MGI PHARMA TO ACQUIRE GUILFORD PHARMACEUTICALS

Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.

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